MAIL STOP 4561

July 29, 2005

Robert Lisle
President
Assure Data, Inc.
6680 Yosemite
Dallas, Texas 75214

Re: **Assure Data, Inc.**
Amendment No. 5 to Registration Statement on Form SB-2
Filed July 19, 2005
File No. 333-121347

Dear Mr. Lisle,

We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors, page 5

We have a limited operating history, and our business is unproven, page 5

1. We note your additional disclosure that your general and administrative expenses will increase if you become a reporting company following your offering. Please revise to clarify that you will be a reporting company following the closing of this offering or otherwise advise. Also, expand your disclosure to more clearly explain your anticipated monthly costs and your anticipated shortfall. In light of your anticipated shortfall, explain the risk that results if Assure Data only receives nominal proceeds in this offering.

Description of Business, page 10

Competition, page 14

2. We note that you refer to research conducted through infoUsa.com. Please furnish the source of the statistic from this web site. To expedite our review clearly highlight the applicable portion or section containing the statistics and tell us how you reached your conclusions based on this information. Also, supplementally confirm that the

source of the statistics is publicly available without cost or at a nominal expense. If the source is not publicly available, tell us why a consent is not needed to use the statistic in your prospectus. Also, revise to provide a more complete citation to the research derived from infoUsa.com. For example, as applicable, provide the Internet web address where the information can be found.

Management's Discussion and Analysis or Plan of Operation, page 14

3. We refer you to prior comments 5 and 6. We note that you estimate that the annual cost to be a small business reporting company to be approximately $3,000 a month. In view of the fact that you do not have definitive agreements with any new customers or with existing customers for additional revenue, revise your disclosure to address your liquidity if Assure Data does not receive additional revenue of $1,000 a month. In this regard, disclose that your prospective shortfall will be $1,175 a month, rather than $175.00, if you receive nominal proceeds. Also, you should expand your current disclosure to more completely explain how you plan to address this prospective shortfall if you are unable to find additional customers. For example, how do you plan to reduce your expenses? Have any of your shareholders committed to make loans to Assure Data to alleviate the shortfall? If not, why do you believe that you will have adequate financial resources to meet your obligations for at least twelve months following the date of this prospectus?

Notes to Financial Statements, December 31, 2004

Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition

4. We note the revisions made to your revenue recognition policy disclosure in which you disclose the criteria you apply in determining when to recognize the set-up fee. For your monthly fee, you continue to indicate that you apply the criteria in FASB Concepts Statement No. 5 in determining when to recognize revenue. It appears that the monthly fee is recognized based on the provisions of SAB 104. As such, as previously requested, revise your revenue recognition policy to include the related revenue recognition criteria under SAB 104 considered in determining when to recognize revenue for your monthly fee. Also indicate how management determines when those criteria have been met. Alternatively, explain why SAB 104 is not the appropriate accounting literature for your monthly fee.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Morgan Youngwood at (202) 551-3479 or Melissa Walsh, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 with any other questions. If you need further assistance, please contact the undersigned at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Ronald L. Brown
        Andrews Kurth LLP
        1717 Main Street
        Suite 3700
        Dallas, Texas 75201